SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )*

MediciNova, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

58468P206

(CUSIP Number)

Yuichi Iwaki, M.D., Ph.D.

4350 La Jolla Village Dr., Suite 950,

San Diego, California, 92122

(858) 373-1500

with a copy to:

Barbara Borden Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6064_

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 58468P206
1.	Names of Reporting Persons. Yuichi Iwaki
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,193,409
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,193,409
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,193,409
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person IN

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Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 (the “Common Stock”), of MediciNova, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 4350 La Jolla Village Dr., Suite 950, San Diego, CA, 92122.

Item 2. Identity and Background

(a) This Statement is being filed by Yuichi Iwaki (the “Reporting Person”):

(b) The business address of the Reporting Person is: 350 La Jolla Village Dr., Suite 950, San Diego, CA, 92122.

(c) The Reporting Person is the President, Chief Executive Officer and a Director of the Issuer. The principal executive offices of the Issuer are located at 4350 La Jolla Village Dr., Suite 950, San Diego, CA, 92122.

(d) To the best knowledge of the Reporting Person, during the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Please confirm. If yes, please provide the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

(e) To the best knowledge of the Reporting Person, during the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Please confirm. If yes, please identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

(f) The Reporting Person is a citizen of Japan.

Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 4. Purpose of Transaction

The 1,193,409 shares of the Common Stock owned by the Reporting Person were acquired for investment purposes and the acquisitions of such stock were made in the ordinary course of business.

This Statement is being filed in connection with discussions involving the Reporting Person, directly or through his advisors, with the Issuer, directly or through Issuer’s advisors, or its management relating to (a) the current structure and size of the board of directors of the Issuer

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(the “Board”) and (b) nominations for the directorships on the Issuer’s Board that will be elected at the Issuer’s 2011 annual stockholders meeting. The Reporting Person, directly or through its advisors, intends to continue to have such discussions with the Issuer, directly or through its advisors, or its management or other relevant parties and may exchange information with the Issuer in connection with such discussions. The Reporting Person has made a request to meet with the Nominating and Corporate Governance Committee of the Issuer (the “Committee”) pursuant to that certain letter delivered to the Issuer on January 28, 2011 (the “Letter”). A copy of the Letter is filed as Exhibit 1 to this Statement and is incorporated by reference herein. The Reporting Person intends to meet with the Committee to discuss (a) the current structure and size of the Board and (b) nominations for the directorships on the Issuer’s Board that will be elected at the Issuer’s 2011 annual stockholders meeting. In his discussions, the Reporting Person, directly or through his advisors, has suggested, discussed or taken a position on potential changes to the Issuer’s Board or may suggest, discuss or take a position on potential changes to the Issuer’s Board. Such suggestions, discussions or positions relate to, or may relate to, one or more of the transactions specified in clauses (d), (f), (g) and/or (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the Reporting Person may take such actions in the future to otherwise change the Reporting Person’s intention with respect to the matters referred to in this Item 4. Such actions will depend upon various factors including, without limitation, the Issuer’s response to the Letter and the nominations that the Issuer makes in the Issuer’s Schedule 14A for the Issuer’s 2011 annual stockholder meeting.

Except as set forth herein, the Reporting Person does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

THE REPORTING PERSON IS NOT HEREBY SOLICITING ANY STOCKHOLDER TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO ANY MATTER.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 1,193,409 shares of Common Stock, representing approximately 9.6% of the class.

(b) With respect to all of the 1,193,409 shares of Common Stock beneficially owned by the Reporting Person, the Reporting Person has the sole power to (i) vote and to direct the vote and (ii) dispose and to direct the disposition of such shares of Common Stock.

(c) The Reporting Person has not engaged in any transactions in the Issuer’s Common Stock during the past 60 days.

(d) N/A

(e) N/A

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Letter sent to Issuer by the Reporting Person on January 28, 2011 requesting a meeting with Issuer’s Nominating and Corporate Governance Committee. (Filed herewith)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 28, 2011

/s/ Yuichi Iwaki
Yuichi Iwaki, M.D., Ph.D.

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